SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enchira Biotechnology Corporation
(formerly known as Energy Biosystems Corporation)
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

29265L508
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 381,655 shares, which constitutes approximately 4.2% of the 9,167,299 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 9,127,890 shares outstanding.

1.     Name of Reporting Person:

         Keystone, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                       5.     Sole Voting Power: 342,246 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 342,246 (1)
Person
With
                      8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        381,655(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  4.2% (3)

12.     Type of Reporting Person: CO
--------------

(1)  Power is exercised through its President and sole director, Robert M. Bass.
(2)  Includes 39,409 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.
(3)  Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 9,167,299 shares of the Stock outstanding.

1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Robert M. Bass is a citizen of the United States of America.

                      5.     Sole Voting Power:     342,246 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 342,246 (1)
Person
With
                      8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

381,655 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
/   /

11.     Percent of Class Represented by Amount in Row (9): 4.2% (3)

12.     Type of Reporting Person: IN
--------------

(1)  Solely in his capacity as President and sole director of Keystone, Inc.
(2)  Includes 39,409 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.
(3)  Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 9,167,299 shares of the Stock outstanding.


    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 26, 1999 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Enchira Biotechnology Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 1(a).     Name of Issuer.

Item 1(a) is hereby amended and restated in its entirety as follows:

The name of the issuer is Enchira Biotechnology Corporation (the "Issuer").

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Keystone

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 381,655, which constitutes approximately 4.2% of the 9,167,299 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

R. Bass

Because of his position as the President and sole Director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 381,655 shares of the Stock, which constitutes approximately 4.2% of the 9,167,299 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

(c)

Keystone

Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 342,246 shares of the Stock.

R. Bass

Acting in his capacity as President of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 342,246 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

On April 2, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 5, 2002

KEYSTONE, INC. By: /s/ W. R. Cotham W. R. Cotham, Vice President /s/ W. R. Cotham W. R. COTHAM Attorney-in-Fact for: ROBERT M. BASS (1)

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.